

LINDSEY MORDEN GROUP INC.

70 UNIVERSITY AVENUE, SUITE 1200 - TORONTO, ONTARIO M5J 2M4 - TELEPHONE (416) 596-8020 FAX (416) 596-6510


03050188

April 2, 2003


SEC MAIL PROCESSING
RECEIVED
APR 0 9 2003
WASH, D.C. 184 SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.
20549
U.S.A.

Dear Sirs or Mesdames:

Re: Lindsey Morden Group Inc – File No. 82 - 5143

Pursuant to the exemption under SEC Rule 12g3-2(b) for foreign private issuers, we are furnishing you with a copy of a press release distributed at the start of business on Wednesday, April 2, 2003.

Please call me at (416) 596-8020 with any questions.

Yours truly,

Peter K. Fritze
Senior Vice-President Corporate Affairs

Enclosure
PKF/tds

dlw 5/20

82-5143

LINDSEY MORDEN GROUP INC.


SEC MAIL PROCESSING
RECEIVED
APR 09 2003
WASH, D.C. 184 SECTION

News Release: April 2, 2003
Listed: The Toronto Stock Exchange
Stock Symbol: LM

FOR IMMEDIATE RELEASE

LINDSEY MORDEN AGREES TO ACQUIRE RSKCO SERVICES

Dateline – Toronto, Ontario

Lindsey Morden Group Inc. announces that its wholly-owned subsidiary, Cunningham Lindsey U.S., Inc., has entered into a definitive agreement to acquire RSKCo Services, Inc. from Continental Casualty Company, a subsidiary of CNA Financial Corporation. Through the transaction, Cunningham Lindsey U.S. will acquire the claims management and related business of RSKCo Services that is not sold with insurance products offered by CNA subsidiaries. The billed revenue from active customers of this business for the 12 months ended February 28, 2003 was approximately $39 million (all amounts in U.S. dollars). Completion of the transaction is subject to standard closing conditions and is expected to occur by early June 2003.

The purchase price will equal 35% of revenue billed during the year after the closing to active customers of RSKCo that remain active customers one year after closing, and will be payable 14 months after closing. To offset the cost of certain of RSKCo's existing claims administration obligations, the seller will be responsible for providing approximately $29 million, of which approximately $17 million will be provided as cash and cash equivalents in RSKCo at closing and the remaining $12 million will be credited against the purchase price.

RSKCo's innovative, customized claims and case management operations will broaden and compliment the diverse platform of Cunningham Lindsey U.S.' third party administration business. The new combined claims management organization will operate under the RSKCo brand. Cunningham Lindsey's loss adjusting business and Vale National Training Centers Inc., specializing in loss adjuster training, will continue to operate under their existing trade names.

"RSKCo's quality and brand are well known in the industry. This combination will allow us to expand our integrated service platform, combining the robust claims and case management, loss adjusting services and adjuster training offerings, while raising the level of service delivered to both RSKCo and Cunningham Lindsey clients," said Stephen A. Eisenmann, Chairman & Chief Executive Officer, Cunningham Lindsey U.S., Inc. "We are delighted to welcome RSKCo management and staff to our team and are very excited about the potential of this new, expanded organization. Our goal is for all of our customers to experience a reinvigorated service model which focuses on reducing client losses, building stronger client partnerships, responding with a sense of urgency to client needs and request, and delivering customized service solutions."

"Both RSKCo and Cunningham Lindsey U.S. customers greatly benefit through this combination," explained Robert R. Kulbick, who headed RSKCo and will continue to provide leadership in an expanded role at the corporate level of Cunningham Lindsey U.S. "The high quality service and valued

relationships RSKCo clients have long enjoyed will not change. I look forward to this challenging opportunity and am extremely pleased to be a part of this new venture."

Lindsey Morden Group Inc. is a holding company which, through its subsidiaries, provides a wide range of independent insurance claims services, including claims adjusting, appraisal and claims and risk management services. It has a worldwide network of branches in Canada, the United States, the United Kingdom, continental Europe, the Far East, Latin America and the Middle East. Lindsey Morden also provides claims adjusting and appraisal training courses in the United States.

For further information, please contact Stephen A. Eisenmann, Chairman and CEO of Cunningham Lindsey U.S., Inc. at (214) 488 6712 or Peter Fritze, Corporate Secretary of Lindsey Morden Group Inc. at (416) 596 8020.